

June 28, 2010

W. Marston Becker
Chief Executive Officer
Alterra Capital Holdings Limited
Alterra House
2 Front Street
Hamilton HM 11
Bermuda

      Re: **Alterra Capital Holdings Limited**
             Amended Preliminary Proxy Statement on Schedule 14A
             Filed June 16, 2010
             File No. 000-33047

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                Sincerely,

                Jeffrey P. Riedler
                Assistant Director